Filed by Portman Ridge Finance Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Harvest Capital Credit Corporation.

Commission File No. 814-00985

The following is a transcript of a joint conference call held by Portman Ridge Finance Corporation and Harvest Capital Credit Corporation on December 24, 2020 at 8:30 a.m., ET, to discuss the entry into a definitive merger agreement by and among Portman Ridge Finance Corporation, Rye Acquisition Sub, Inc., Harvest Capital Credit Corporation and Sierra Crest Investment Management LLC.

Portman Ridge Finance Corporation December 24, 2020

Corporate Speakers:

•	Unidentified Company Representative;

•	Ted Goldthorpe; Portman Ridge Financial Corporation; Chairman & CEO

•	Joe Jolson; Harvest Capital Credit Corporation; Chairman & CEO

•	Patrick Schafer; Portman Ridge Financial Corporation; CIO

•	Ted Gilpin; Portman Ridge Financial Corporation; CFO

Participants:

•	Casey Alexander; Compass Point Research & Trading, LLC; Analyst

•	Ryan Lynch; Keefe, Bruyette & Woods, Inc.; Analyst

•	Steven Martin; Slater Capital Management; Analyst

PRESENTATION

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the Portman Ridge and HCAP Conference Call.

(Operator Instructions)

I’d now like to turn the call over to a representative from the company. Thank you. Please go ahead.

Unidentified Company Representative^ Thank you, and welcome to today’s call to discuss the proposed transaction recently announced between Portman Ridge Finance Corporation, a business development company externally managed by Sierra Crest Investment Management and affiliated BC Partners; and Harvest Capital Credit Corp., a business development company externally managed by Harvest Advisors, LLC.

We are joined this morning by Ted Goldthorpe, CEO and Chairman of Portman Ridge; and Joe Jolson, CEO and Chairman of Harvest Capital along with certain members of the Portman Ridge and Harvest Capital Credit Management team.

Before we begin, I would like to note that this call is being recorded and replay information is available on our December 23, 2020, press release. Throughout today’s call, we will reference an investor presentation that has been posted to the Investor Relations section of both the Portman Ridge and Harvest Capital Credit website. While we will not be directly referencing each slide, the form of this presentation will generally follow the slide structure. If you have not done so already, we encourage you to download the presentation for review during the call.

Please note that this call is the property of Portman Ridge, BC Partners, Harvest Capital Credit Corp. and Harvest Advisers, and any unauthorized rebroadcast of this call in any form is strictly prohibited. Today’s conference call includes forward-looking statements and projections, and we ask that you refer to Portman Ridge’s and Harvest Capital Credit’s December 23, 2020, joint press release and their most recent filings with the SEC for important risk factors that could cause actual results and events to differ materially from those projections. Portman Ridge and Harvest Capital Credit do not undertake to update their forward-looking statements unless required by law.

With that, I’d now like to turn the call over to Chairman and CEO of Portman Ridge, Ted Goldthorpe. Please go ahead, Ted.

Ted Goldthorpe^ Thank you, and thank you all for joining us. I’m joined on today’s call by Joe Jolson, Chairman and Chief Executive Officer of Harvest Capital Credit; Ted Gilpin, our Chief Financial Officer of Portman Ridge; and Patrick Schafer, President and Chief Investment Officer of Portman Ridge.

As we announced last night, Portman Ridge entered into a definitive merger agreement with Harvest Capital Credit that will result in the entity being merged with and into Portman Ridge. Before we begin, all of us on the call must note our appreciation for those who are attending so close to the holidays as you recognize the timing is not necessarily ideal. We wanted to do a call as soon as possible as we could to ensure stakeholders were informed.

Our strategy has been to benefit from growing a BDC with greater scale. We believe this merger will deliver significant benefits to the shareholders of both companies and further validate our ability to consolidate the fragmented BDC space. As many of you know, this is now the third merger transaction entered into by Portman Ridge since BC Partners took over management, the first being with Oak Hill Investment Corporation that closed on December 18, 2019, and then Garrison Capital that closed on October 28, 2020.

We feel that the timing of this transaction is well suited from both sides. Having just completed the successful Garrison transaction, we are now able to turn to Portman Ridge’s attention to working with HCAP management on a successful combination. BC Partners is a leading global alternative asset manager with more than $20 billion of assets under management and over 30 years of operating history in the U.S. and Europe. BC Partners Credit was launched in February of 2017 and has pursued a strategy focused on identifying attractive credit opportunities in any market environment and across sectors, leveraging the deal sourcing and infrastructure made available by BC Partners.

I want to start off by outlining the details of the proposed transaction, then delve into the strategic rationale and benefits for both the Portman Ridge and Harvest Capital Credit shareholders. Then Joe Jolson, Chairman and Chief Executive Officer of Harvest Capital Credit will share some of his thoughts on the transaction and the factors that resulted in HCAP electing to partner with us.

For those of you reviewing the investor presentation, on Slide 3, we outline the details of this transaction. As was the case with our transactions of OHAI and Garrison, this transaction will be done on a NAV-for-NAV basis, and has been approved by both the Harvest Capital Credit and Portman Ridge Board of Directors, as well as the special Committee of Harvest Capital Credit Board. JMP Group LLC has also agreed to vote their shares in favor of the transaction as has Joe Jolson.

HCAP shareholders will receive aggregate consideration equal to HCAP’s net asset value at closing. This consideration will be funded using Portman Ridge shares valued at 100% of Portman Ridge’s net asset value per share at the time of the closing of the transaction. And if required, the number of Portman Ridge shares would exceed 19.9% of the issued and outstanding shares of Portman Ridge common stock immediately prior to the transaction closing, cash consideration in the amount of such excess.

Additionally, HCAP shareholders will receive $2.15 million in cash from Sierra Crest, the manager to Portman Ridge, which is equivalent to approximately $0.36 per share. This payment mirrors a similar payment made by BC Partners as part of each of Portman Ridge’s past transactions, including the mergers of Garrison earlier this year in October, OHAI in December of ’19 and the externalization of KCAP’s management contract in April of 2019. This will result in HCAP shareholders receiving total aggregate value of approximately 104% of net asset value, net of estimated transaction expenses.

Portman Ridge and Sierra Crest from a combination of cash and stock consideration, based on the September 30, 2020, net asset values of both HCAP and Portman Ridge and adjusted for our recent merger with Garrison Capital. Based on Portman Ridge’s stock price as of December 22, 2020, of $1.80 per share, the merger transaction, including the Sierra Crest additional cash payment, combined to value HCAP’s shares at an aggregate of approximately $7.71 per share, which represents 79% of HCAP’s September 30, 2020, net asset value, net of estimated transaction expenses and a 30% premium to HCAP’s closing price of $5.91 on December 22, 2020.

It is important to note that as part of the ongoing equity investment by our manager, BC Partners will continue to contribute all incentive fees actually paid through March 31, 2021, to purchase newly issued Portman Ridge common stock at net asset value up to $10 million. Additionally, Portman Ridge has implemented a buyback program for up to $10 million. Over the summer, we entered into a Rule 10b5 stock trading program to facilitate the repurchase of shares of Portman common stock in accordance with this program.

I would now like to provide an overview of the strategic rationale for this proposed transaction. First and foremost, we believe this transaction fits perfectly as part of our ongoing strategy of utilizing the benefits of greater scale and diversification throughout all aspects of our portfolio. This transaction is expected to be net income accretive for Portman shareholders, and shareholders will continue to benefit from the fully integrated BC Partners platform, which allows us to access industry diligence and expertise from over 30 years of private market investing.

Similar to the Garrison and OHAI transactions, we believe the proposed terms are favorable for both sides and provide a further margin of safety for earnings stability into the future. This is a testament to the immediate cost synergies that we can achieve and reflective of our strategy. We believe that our differentiated middle-market lending strategy will lead to better long-term performance, a more stable net asset value and a better trading multiple. Because of Portman Ridge’s flexible mandate and the management team’s background, we are able to capitalize on attractively priced nonsponsor opportunities, an area of the market that a large majority of direct lending managers have historically not been active in.

As we’ve done in other transactions, over time, we intend to rotate the HCAP portfolio to a portfolio of directly originated high-quality senior secured debt investments, consistent with the approach taken on the Portman Ridge portfolio and with a focus on diversification. BC Partners has proven its ability to execute strategically with our third merger transaction in the BDC space within 2 years of taking management at Portman Ridge. Going forward, we believe in the current macro environment will result in compelling opportunities to further grow our platform in light of the added benefits of scale.

The addition of HCAP into Portman Ridge’s portfolio will ultimately allow our company to compete for larger deals, spread fixed public company costs across a larger AUM base as well as increase our capacity for higher-yielding nonqualifying assets. This transaction continues to shift in Portman Ridge’s portfolio composition by increasing the first-lien senior debt exposure investments as well as decreasing the portfolio’s exposure to CLO equity and second-lien investments.

On a pro forma basis, following the transaction, first-lien assets will represent approximately 70% of our combined portfolio, and the percentage of CLO equity will be reduced to around 3% of the combined portfolio. We also remain focused on growing the diversified portfolio of high-quality, privately originated senior secured debt investments that we are managing, and the addition of HCAP assets increases the scale of the portfolio and our ability to speak for larger deals.

Finally, Portman Ridge’s current liability structure is extremely flexible, and we have unsecured bonds outstanding that are callable and revolving credit facility that can be flexed up and down. We do not require any new financing to close this transaction. Let me highlight how this has worked in practice. When we announced the Garrison merger, we noted that we could call their CLO in November, providing Portman Ridge for the ability to rightsize liabilities through any combination of these facilities with a goal to more closely matching our liabilities to the size of the company and its investment strategy going forward.

We’re able to proactively monetize over $95 million of the total portfolio at or above fair market value in just a few weeks following the closing of the transaction. Our goal would be to implement a similar strategy here. We are essentially utilizing the benefits of scale from both sides of the balance sheet. Well, none of us can say we expected to see 2 business combinations in a tight time frame, it certainly is not a concern. As was the case with OHAI and Garrison, we foresee a smooth transition of the current assets between managers, and we’ll continue to apply BC Partners stringent credit standards while redeploying the capital in assets originated by our platform.

We see stability as being a key fundamental driver for this transaction. We believe the shift in the composition of our investment portfolio, along with the opportunity to optimize our liabilities and capital structure will ultimately result in a more stable NAV performance over time. Investors in the combined company should also benefit from an increased float of the stock. The ultimate goal is to deliver strong and more sustainable risk-adjusted returns to shareholders, and we believe it is the best path to achieve it.

With that, I would now like to turn over the call to Joe Jolson to discuss the transaction from HCAP’s perspective and discuss next steps.

Joe Jolson^ Thanks, Ted. I’m happy to join you today on behalf of HCAP, our Board of Directors as well as its special committee to discuss the strategic transaction with Portman Ridge. Also want to extend my apologies and thanks for everyone dialing into this call on Christmas eve. Happy holidays, everybody, we appreciate it.

Since the onset of the pandemic, we’ve been working with our portfolio companies to proactively address any operating issues, controlling our costs and preserving our liquidity and net asset value for our shareholders. The goal was to provide adequate flexibility for our portfolio companies to weather the storm, while reducing our credit risk wherever possible. And positioning our capital for the best possible outcome when the economy returned to something closer to normal.

HCAP focused all of its available resources on augmenting liquidity and ceased any new lending at that time. These efforts started to bear fruit in the third quarter as we were able to substantially reduce our short-term debt outstanding as a result of managed payoffs, maintain a relatively stable net asset value and improve our weighted average risk rating.

As discussed in our third quarter earnings conference call, we made further progress in October and expect that our line of credit will be paid down to less than $5.6 million at year-end, which is maybe we have cash of about 1.5x that is free cash as well. HCAP’s current portfolio is in much better condition as well, nearly 3/4 of our portfolio is in the senior secured asset class, and in many cases, we are the sole debt provider to the portfolio company.

Despite the challenging economic environment as of quarter end, September 30, we have received approximately 87% of total interest payments due from borrowers, not on nonaccrual status. And our weighted average yield was a lofty 12.6% at that date. Despite our solid progress in the past 9 months, a careful analysis of our future prospects led our Board of Directors and its special committee to explore strategic options as the best possible outcome for our longer-term shareholders. Portman Ridge provided a compelling solution for our shareholders who have the option to take cash or stock.

Over the months of interactions throughout the process, BC Partners credit management team proved invaluable due to their experience in the BDC space, their experience and quality of their credit underwriting and their demonstrated ability to bring certainty of execution at a time of significant uncertainty. As HCAP’s largest noninstitutional shareholder and soon to be Portman’s, I have agreed to elect to take stock in the merger as well as to a 90-day lockup provision to ensure adequate liquidity for HCAP shareholders also electing to take shares.

Portman currently trades at 65% of its net asset value, which is almost a 20% discount to the median valuation of its peer group below a $500 million net asset value. Despite having earned its dividend for the past 3 quarters in the pandemic and actually for many quarters before that, and its track record of being a highly successful consolidator, the merger with Portman Ridge is expected to be accretive immediately to net investment income as a result of a lower cost of funds, a lower management fee structure and public company cost savings. And will also be neutral to net asset value, excluding transaction expenses.

Furthermore, as Portman shareholders, HCAP will benefit from their affiliation with a top-tier large global platform in BC Partners, particularly as they look to redeploy lower-yielding Garrison assets into higher risk-adjusted returns. As a result, I would expect a solid earnings and dividend track record to continue going forward. For those of us choosing stock, we will enjoy consistent dividends with upside should Portman narrow the trading discount to its peer group, let alone to its own NAV in the future.

The parameters of the transaction for HCAP shareholders is that they will receive a combination of Portman shares valued at 100% of Portman’s net asset value per share at the time of the closing of the transaction. And if required, the number of Portman shares would exceed 19.9% of the issued and outstanding shares of Portman common stock immediately prior to the transaction, which is roughly 14.9 million shares, cash consideration in the amount of any such excess as well as an additional cash payment from Sierra Crest, the external adviser to Portman Ridge of $2.15 million or approximately $0.36 per HCAP share.

With respect to the consideration being paid by Portman, each HCAP shareholder can elect to take cash or stock equal to the aggregate deal value. Although the cash portion of the consideration could be reduced pro rata if the total election for stock is less than the number of Portman shares issued.

Assuming HCAP shareholders elect stock or cash in a pro rata manner, the deal as a whole represents a combined $3.20 per share of cash plus 2.503 shares of Portman Ridge stock per HCAP common share based on HCAP and Portman Ridge’s most recently determined net asset values, and that would be including estimated transaction expenses. The exact ratio for the stock component of the merger will be determined by the net asset values of Portman Ridge and HCAP as of the closing calculated at 5:00 p.m. New York time on the second day prior to the actual closing of the transaction.

From a process and timing standpoint, we expect to file and finalize a preliminary proxy statement prospectus on Form N14 in the next few weeks. Once the SEC comments are received, responded to and resolved, we will set record and meeting dates for the special meeting of HCAP shareholders to request approval of the merger agreement. If shareholders approve the merger agreement and other routine closing conditions are met, the transaction will close shortly thereafter. We anticipate closing to occur in the second quarter of 2021. For avoidance of doubt, the transaction does not require a vote from Portman Ridge’s shareholders, increasing our view around certainty of close.

I’ll now turn the call back over to Ted for final comments. And obviously, we’ll be available to answer any questions that anyone might have. Ted?

Ted Goldthorpe^ Thank you, Joe. I want to reiterate our excitement about this transaction and the benefits for both HCAP and Portman Ridge shareholders will receive. Our goal in the coming weeks and months will be to provide additional details surrounding the benefits of the transaction post-closing. In conclusion, we believe the combined company will have the benefit of having lower financing costs, a lower blended fee structure, a reduction in public company costs per share and increasing trade and liquidity and the equity.

With that, Joe and I would collectively like to wish everybody a happy holiday. And operator, could you please open the line for questions?

Operator^ Ladies and gentlemen, thank you for standing by, and welcome to the

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions)

Our first question comes from the line of Casey Alexander with Compass Point.

Casey Alexander^ First of all, congratulations on structuring a transaction that looks like it’s good for the shareholders of both companies. And secondly, actually, I think the call today is okay. I appreciate you guys not doing this in the middle of earnings. So my question is, and I guess this is for Ted and Joe, sort of what’s the structure of the HCAP portfolio, both in terms of first lien, second lien, JV equity? And also the percentage of directly originated versus possibly more liquid-type broadly syndicated assets?

Joe Jolson^ Ted, do you want me to start off?

Ted Goldthorpe^ Yes, you go, Joe. Go ahead.

Joe Jolson^ Okay. So let me make sure I — our investments are primarily directly originated loans. There’s a couple of investments that are broadly syndicated, but they also tend to be smaller deals and less liquid. And because of that, they get valued as level 3 assets. That’s helpful. As we’ve been paying down our line, we’ve been managing some payoffs over the last 9 months.

And so we have roughly 15 plus or minus investments in the portfolio right now, and about 75% of them are senior secured. We’re typically, if we’re senior secured, we are the only lender at that level to the company. There’s some — the 25% of the investments that aren’t senior secured, we — there might be a small revolver ahead of us in many cases. And there’s a couple of credits where we might be — even though we have liens, we might be viewed as a mezzanine investor.

We have a couple of equity positions that were invested alongside the debt when we made the original investments, and they’ve been pretty successful consolidators. And those are detailed as well in our September 30 SOI. Hopefully, that’s helpful. We don’t have any CLO equity, and no broadly syndicated credits in the sense that they’d be readily liquidatable at a bit or as spread.

Casey Alexander^ Any loans on nonaccrual?

Joe Jolson^ Yes, we do. As of September, there were 4 loans on nonaccrual. One was one of the few broadly syndicated loans that we had that’s been resolved. We actually, in October, we got — in early November, we got paid off on that in 2 tranches and actually made a profit on that investment. And another one of our longer-lived nonperformers is we recently took active management of the company, and its performance has improved dramatically in the last 6 months and is back on accrual status this quarter. And we’re hoping to be out of that investment potentially in the next 6 months.

The — so at year-end, I think our nonperformers will be down to a couple of credits. And won’t — in total, the amount might be maybe 6% of our investment portfolio. Hopefully, that’s helpful.

Operator^ (Operator Instructions)

Our next question comes from the line of Ryan Lynch with KBW.

Ryan Lynch^ First off, congrats on the merger. It looks like it could definitely be a win-win for both entities. Ted Goldthorpe, maybe first for you. You’ve done several mergers over the last several years. Obviously, you took over the KCAP entity and then you’ve closed on OHAI as well as Garrison very recently. Can you maybe just talk about the track record of the performance?

I guess maybe specifically on OHAI because Garrison just kind of recently closed. But can you talk about your track record of when you initially announced those deals, you obviously had an investment thesis for why you were buying those assets. Can you just talk about how that investment thesis has played out over time for those mergers? And maybe specifically OHAI because that’s the only one that’s had a little time period between closing till today?

Ted Goldthorpe^ Yes, we can answer both, actually. So on the OHAI transaction, the portfolio was largely liquid second liens on big companies. And by and large, it’s performed at or above our expectations for the last 12 months, even despite COVID. So that part of the portfolio was a very well underwritten book. And within a week of that transaction, we derisked it by 40% at or above NAV. So these transactions were doing well below NAV from a stock price perspective.

I mean in that transaction, we derisked 40% of the portfolio within a couple of weeks above NAV. And so I think — and then when we did the — and there was 2 kind of like legacy assets in that portfolio. One of which we’ve monetized already at a price that was, again, equal to higher than where we took it on. And there’s 1 other legacy asset that is probably worth less than we took it on because it’s in the oil and gas space but it’s a very, very small part of our overall portfolio. So I think like we backtest Oak Hill, I think our underwriting assumptions were very, very solid. And I think that kind of pulled its way through.

Garrison is a little different in the sense of — we announced the transaction right in the midst of COVID. So obviously, the portfolio has performed much better than what we expected. And a lot of that was driven by, obviously, the market coming back and the economy coming back. So I wouldn’t — I would say, I think we did a good job underwriting that portfolio, but a lot of that also — we honestly just benefited a lot from what happened in the overall economy.

But in that portfolio, the same thing, we lined up close to $100 million of asset sales, which we executed above NAV. So when we took that portfolio on at close, we derisked a big chunk of that portfolio, got our leverage down to where we want it to be, above where we took on the valuations. So I think you’re asking a great question, which is you always have to backtest our underwriting assumptions when we do these mergers. And I think we feel very, very good about our process and our underwriting on both the last 2 deals we’ve done.

Ryan Lynch^ Okay. That’s good background and good color on how things have played out. Then specifically with Harvest then. And Joe, you touched on this a little bit regarding the portfolio. But today or at least as of 9/30, I know things have changed. About 20% of the portfolio on a cost basis was on nonaccrual, and we track something about 15% of some other investments were marked around 80% or so.

So there’s significant amount of stress going on in that portfolio. Now Joe, I know you mentioned that I think General Nutrition centers was purchased. I think Infinite Care had improved financial performance and maybe GK Holdings has had some improved financial performance recently. But Ted, maybe can you just talk about as your diligence in Harvest, how did you get comfortable with the portfolio that has a decent amount of investments on nonaccrual or written down?

Ted Goldthorpe^ Yes. So we were given access to full information, and we were given access to all the files. So our team has underwritten the whole portfolio, and we feel very comfortable that NAV is NAV. I mean I would say there are more assets on a watch list than our previous deals. But that being said, some of these assets, actually, we think of upside. And we actually think some of them have some near term upside. So — and again, remember, the NAV that we pay is struck at close. So there’s a number of assets in this portfolio that are going through, I would say, some sort of transition so the NAV will be struck at close. So if shareholders have some kind of — there’s some time line there. But number 2 is we underwrote NAV, and our view is the book is marked correctly.

And we do think — even though there is a higher percentage of nonaccruals here, we do think there’s upside on certain of these positions.

Ryan Lynch^ Okay. And then as far as some of the pro forma numbers as far as leverage goes, Harvest, obviously, with signal on a decent amount of cash, I think their net leverage was close to 0.6x if you back out cash. Can you just talk about pro forma for the Garrison merger closing and then pro forma for Harvest closing as of today, what would the leverage be on this combined entity? And then also, I know you said you didn’t require any additional financing to close this transaction. But Harvest has a couple of pieces of debt, they have a credit facility and a bond outstanding June intended to roll. But I know their credit facility was coming due soon. Do you intend to roll any of that debt over under Portman’s balance sheet?

Ted Goldthorpe^ Yes. It’s a good question. So I think we don’t have any financing contingencies. We can close this transaction based on our current credit lines. We would assume the HCAP bonds, which don’t have a change of control provision to them. And then the idea would be, more likely than not at some time relatively soon, we would look to refinance our bonds. That’s probably what we will do post-close.

So that’s the liability side. On the leverage side, yes, I mean, the transaction is obviously deleveraging for us. And if you look at the merger agreements from our previous transactions, there’s restrictions around new originations by HCAP. So we expect — the leverage ratio we’ve guided people to, which is kind of 1.3 to 1.5 short term, we don’t think that’s going to change as a result of this transaction. So this transaction is deleveraging for us. And as you know, we’ve already delevered ourselves from the Garrison transaction. So I think our target leverage ratio is probably not going to change.

Operator^ Our next question comes from the line of Steven Martin with Slater.

Steven Martin^ You don’t let any moss grow on your rocks. Can you talk about expense savings when you close the Garrison deal? You had said that basically no people came over. You — no real estate came over, you added 1 or 2 people. What does it look like here?

Ted Goldthorpe^ I think about — I mean if we take a step back, I mean, the big cost savings on these deals is typically public company costs. So we only have to pay 1 audit fee, so we save that. We obviously get some synergies on the finance TAF, which shareholders bear the brunt of. So the ability for us to have a smaller finance TAF per share, obviously, drops the bottom line. And obviously, in this transaction, Harvest gets to roll onto our financing facilities, which are cheaper. So like all of that — we don’t have to do a lot of execution to realize NII accretion. A lot of it is just natural from saving public company costs on a small company. And then cheaper financing.

Steven Martin^ Can you quantify, if you broke that down into 3 buckets, sort of public company costs, administrative costs and interest savings, what those 3 buckets would look like?

Joe Jolson^ Ted, I don’t know if you want me to — you may not be as familiar with our cost kind of thing. If you want me to add some color to that.

Ted Goldthorpe^ Yes, of course.

Joe Jolson^ The admin cost on a regular basis that our shareholders have reimbursed the manager for or $350,000 a quarter. So $1.4 million a year. So I would think that most, if not all of that, would be cost savings, all right? I think our — I would estimate that — we’ve done a good job of getting our public company costs down in the last year. We changed auditors to do that as well as legal lawyers with a negotiated fee structure. And I think that if — so if you look at that right now, it’s — backing out anything like these kind of transaction expenses, you’re probably looking at maybe $1.25 million a year in public company costs and maybe a little bit more than that. Hopefully, that’s helpful.

Steven Martin^ Okay. And what about on the financing side? What do you think the interest savings are?

Joe Jolson^ Well, our line is — there’s a LIBOR floor and it’s [450]. So we’re paying [550] right now.

Patrick Schafer^ Yes. But I think the better way to frame it — Steve, this is Patrick Schafer, by the way. We kind of look at the opposite way than you’re referencing, which is we build it from kind of the bottom-up to say, I think when we take over the portfolio, we don’t expect meaningful increases in the admin expense relative to the existing Portman business. So as Joe said, if Harvest had $1.4 million of an admin expense, that number is almost all savings.

And similar, as you think about the interest expense, we’re obviously taking over their bonds. So that would be a dollar-for-dollar swap on the interest expense for that $25 million piece of the liabilities. And then when you look at it on a net basis, their credit facility is relatively de minimis. And so I would think of it as being not significant — a nonsignificant increase in interest expense related to that piece of liability structure.

Steven Martin^ Okay. Well, then that leads into my second question. You’ve now done 2 accretive acquisitions or 1 is done and 1 is in the on-deck circle. How soon they’re after do — can we expect that you’ll revisit the dividend?

Ted Goldthorpe^ I mean I think from our perspective, I think our dividend is in a good place. And so these transactions, both Garrison, Oak Hill and Harvest will just increase additional buffer to our dividend coverage. And so I don’t think there’s any real short-term plan to increase the dividend, if that’s the question. But I think what it does do is it provides further cushion to our existing dividend. And to the extent that we can sustain earnings growth and higher earnings, we’d obviously revisit our dividend policy.

Steven Martin^ Right. And hopefully, the market sees that as effectively lowering your discount rate?

Ted Goldthorpe^ Yes. I mean I think the market looks at our dividend and some would question, given the high dividend yield, is it sustainable? And so I think if we continue to over earn our dividend, which we’ve been doing for the foreseeable future, I think the market should — that should become less of a question. Let’s put it that way.

Steven Martin^ All right. Let me — how does this — how does dependency of another transaction impact your ability and/or willingness to buy back stock in this intervening period?

Ted Goldthorpe^ Again, it doesn’t change our view. I mean, our stock is at a level where it just makes sense for us to be buying it back for our shareholders. And the challenge we’ve had is, number one, we’re constantly in blackout period because of all the strategic stuff we’ve been doing, and we have implemented a 10-B.

We obviously an automatic buyback program. But you can’t be — have that in place when there’s a proxy outstanding. So we have been buying back stock whenever we can, and it doesn’t change our view. I mean this transaction is deleveraging for us. So — and it increases our float. So concerns about having too small of a float and concerns about leverage are mitigated on this transaction. This transaction should deleverage us, and we have a bigger float. So we should still keep buying back stock.

Steven Martin^ Well, I mean, given that the other deal closed, and you won’t have a proxy ready for this until probably sometime in January or maybe February, you do have a window here where you can try to take advantage because then what’s going to happen is you’re going into blackout because of this proxy then the deal will close, then you’re going to have your annual proxy. So you’re going to have a lot of periods of blackout.

Ted Gilpin^ Yes. Steve, it’s Ted. We still obviously have coming up on year-end as well. And we haven’t published a combined Garrison-Portman numbers yet. So we probably would be restricted from turning back on the 10b5 anyway until we get out a set of financials. So there’s always something going on as I think. It doesn’t change our view that we want to buy back stock.

Steven Martin^ All right. One more — one last one. Can you comment — and you did a little on what the — what’s happened subsequent to the — to yours and/or the Garrison portfolio? And you did comment a little on Garrison, but I don’t know if that incorporated sort of the last 30 days.

Ted Goldthorpe^ Yes. I mean, Garrison, when we closed the transaction — are you asking about fair value or are you asking about deleveraging?

Steven Martin^ A little of both. I mean I think your markets have continued to improve, albeit a little slower, and you’ve had more time to deleverage. And I understand there are a lot of transactions happening all the time. So transaction counts are up. So I would presume both of those would have resulted in — for getting deal expenses, a NAV bump subsequent to 9/30 or 10/26 or whenever you value the Garrison portfolio.

Ted Goldthorpe^ Yes. That’s our expectation as well. Like as I said earlier in the call, I think post-close, I think the Garrison portfolio has performed in line to better than we underwrote. And obviously, there’s the markets that continue to recover. So yes, we would expect our combined entity fair value to be higher at year-end pre to any transaction costs.

Operator^ (Operator Instructions)

And there are no further questions at this time. I’d like to turn the call back over to management.

Ted Goldthorpe^ Great. Well, thank you so much for dialing in. Again, we deeply apologize to everybody on the phone on a holiday. But on behalf of Joe and I, we’re very excited to do this transaction together, and we think it’s a good one for our shareholders. And so we want to wish all of you a very, very happy holiday, a very safe holiday. And of course, Joe, myself and our entire management teams are available to speak at any time if anybody has any questions. So thank you very much.

Operator^ Ladies and gentlemen, this does conclude today’s conference call. We thank you for your participation. You may now disconnect.